15047193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 44865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSB PREMIER WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 TOWER PARK DRIVE, SUITE 115
(No. and Street)

WATERLOO (City) IOWA (State) 50701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RODNEY DUROE (319)287-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450, DES MOINES IOWA 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RODNEY DUROE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSB PREMIER WEALTH MANAGEMENT, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS W DELAGARDELLE
COMMISSION NO.784343
MY COMMISSION EXPIRES
5-30-2017

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
FSB Premier Wealth Management, Inc. (the Company), formerly known as FSB Warner Financial, Inc., conducts business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in Iowa and Nebraska and has offices in Iowa and Nebraska. In December 2014 the Nebraska office was closed. For the year ended December 31, 2014, revenues generated by Company representatives located in the Nebraska office were approximately 32% of the Company's total revenues.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transaction with the Bank (see Note 8).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Marketable Securities Owned
Marketable securities owned are carried at fair value. Unrealized gains and losses are included in earnings of the reporting period.

Revenues
Commission revenue from customer securities transactions and related expenses are recorded on the trade date basis. Investment advisory fees are generally billed on a quarterly basis and recognized over the quarterly period. Mutual fund trailer fee income is recognized when payment is received.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 3 to 5 years.

Goodwill

Goodwill acquired in connection with the acquisition of the Company totals $170,000 at December 31, 2014 and is not amortized but is tested annually for impairment.

Income Taxes

Effective January 1, 2014, the Company files consolidated income tax returns with its Parent, an S Corporation. As an S Corporation, the consolidated items of taxable income and expense are reported by the Parent's stockholders and the Company is not generally subject to income tax.

In years prior to 2014, the Company filed its income tax returns as a C Corporation separate from its Parent. The Company accounted for income taxes under the asset and liability method. Income taxes were provided to recognize the amount of taxes payable or refundable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns.

At December 31, 2014, the Company's income tax returns for the years 2011 through 2014 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

Recent Accounting Pronouncement

In May 2014 the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. The new standard will supersede nearly all existing revenue recognition guidance under U.S. GAAP, with its core principle that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The update will be effective for annual reporting periods beginning after December 15, 2017. Management is currently reviewing the potential impact that adoption of this guidance will have on the Company's financial statements, but does not expect the update to have a material impact.

Subsequent Events

In the normal course of preparing the Company's financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2014) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through February 13, 2015, which is the date the financial statements were available to be issued.

2. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists of the following as of December 31, 2014.

Commissions	$22,127
Clearing deposit	40,000
Total	$62,127

3. MARKETABLE SECURITIES OWNED

Marketable securities owned as of December 31, 2014 consist of exchange-traded corporate equities held for investment at fair values.

Fair Value Hierarchy - The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities. At December 31, 2014, all marketable securities were classified as Level 1.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2014, 6 2/3% of aggregated indebtedness was $15,673. At December 31, 2014, the Company's net capital was $845,835 which was $795,835 in excess of the required net capital of $50,000. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 27.79%.

5. OPERATING LEASES

The Company's primary office facilities are located in a building owned by the Bank. Rent expense to this related party for the year ended December 31, 2014 was $6,000.

6. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, RBC Capital Markets. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

7. PROFIT-SHARING PLAN

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

8. RELATED PARTY TRANSACTIONS

The Bank provides the Company with certain administrative services and support at no charge. Additionally, the Company's primary office facilities are located in a building owned by the Bank (see Note 5). The Company maintains its short-term operating funds on deposit with the Bank and these funds totaled $57,029 at December 31, 2014.

FSB PREMIER WEALTH MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2014

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FSB Premier Wealth Management, Inc.
Waterloo, Iowa

We have audited the accompanying statement of financial condition of FSB Premier Wealth Management, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. FSB Premier Wealth Management, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of FSB Premier Wealth Management, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
February 13, 2015

FSB PREMIER WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 328,656
Receivables:	
Clearing organization	62,127
Other	723
Marketable securities owned	817,472
Prepaid expenses	29,764
Furniture and equipment, net of accumulated depreciation of $55,583	4,804
Goodwill	170,000
Total	$ 1,413,546
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued compensation and benefits	$ 106,894
Accounts payable and other accrued liabilities	128,196
Total liabilities	235,090
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	887,561
Retained earnings	288,193
Total stockholder's equity	1,178,456
Total	$ 1,413,546

See notes to financial statements.

FSB PREMIER WEALTH MANAGEMENT, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	
Commissions and other fees	$ 1,697,948
Investment advisory fees	357,210
Net trading and investment profits	101,709
Other	26,865
Total revenues	2,183,732
EXPENSES	
Employee compensation and benefits	1,545,021
Clearance, execution and other fees	129,821
Occupancy	59,716
Other operating expenses	220,245
Total expenses	1,954,803
Net income	$ 228,929

See notes to financial statements.

FSB PREMIER WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2014	$ 2,702	$ 887,561	$ 59,264	$ 949,527
Net income			228,929	228,929
Balances, December 31, 2014	$ 2,702	$ 887,561	$ 288,193	$ 1,178,456

See notes to financial statements.

FSB PREMIER WEALTH MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 228,929
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	4,853
Net trading and investment profits	(101,709)
Changes in operating assets and liabilities:	
Decrease in receivables	35,350
Decrease in prepaid expenses	6,174
Decrease in accounts payable and accrued liabilities	(20,551)
Total adjustments	(75,883)
Net cash provided by operating activities	153,046
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of marketable securities	(721,148)
Sales of marketable securities	5,385
Net cash used in investing activities	(715,763)
Decrease in cash and cash equivalents	(562,717)
Cash and cash equivalents, beginning of year	891,373
Cash and cash equivalents, end of year	$ 328,656
SUPPLEMENTAL CASH FLOW INFORMATION	
Income taxes paid	$ 45,500

See notes to financial statements.